Exhibit 99.6

MINISO GROUP HOLDING LIMITED
(Incorporated in the Cayman Islands with limited liability)
(NYSE Ticker: MNSO; HKEx: 9896)

––––––

Ballot for Annual General Meeting (or any adjournment thereof)

held at Flats B-D, 35/F, Plaza 88, 88 Yeung Uk Road, Tsuen Wan, the New Territories, Hong
Kong on June 18, 2026 at 11 a.m. (Local TIME)

I/We,
Please Print Name(s)

of
Please Print Address(es)

the undersigned, being the registered holder(s) of_____________________ ordinary shares (Note 1), par value US$0.00001 per share, of MINISO Group Holding Limited (the “Company”), hereby cast my/our vote as follows:

	PROPOSALS	FOR (Note 2)	AGAINST (Note 2)
1.

As an ordinary resolution,

To receive and adopt the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2025 and the reports of the directors and auditors thereon.

		☐	☐
2.	As an ordinary resolution, (A) To re-elect the following directors of the Company (the “Directors”): (i) To re-elect Ms. Xu Lili as an independent non-executive Director; and	☐	☐
	(ii) To re-elect Mr. Zhu Yonghua as an independent non- executive Director.	☐	☐
	(B) To authorise the board of Directors (the “Board”) to fix the remuneration of the Directors.	☐	☐
3.

As an ordinary resolution,

To re-appoint Ernest & Young and Ernst & Young Hua Ming LLP as auditors of the Company and authorise the Board to fix their remuneration for the year ending December 31, 2026.

		☐	☐
4.

As an ordinary resolution,

(A) To grant a general mandate to the Directors to allot, issue and/or otherwise deal with additional shares of the Company (including any sale or transfer of treasury shares out of the treasury) not exceeding 10% of the total number of issued shares of the Company (excluding any treasury shares) as at the date of passing of this resolution;

		☐	☐

[1]	Please insert the number of shares registered in your name(s) to which this ballot relates. If no number is inserted, this ballot will be deemed to relate to all the shares in the Company registered in your name(s).
[2]	IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “FOR.” IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “AGAINST.”

PROPOSALS	FOR (Note 2)	AGAINST (Note 2)
(B) To grant a general mandate to the Directors to repurchase shares of the Company not exceeding 10% of the total number of issued shares of the Company (excluding any treasury shares) as at the date of passing of this resolution;	☐	☐
(C) To grant a specific mandate to the Directors to allot and issue the Upper Strike Shares to the Call Spread Counterparties in accordance with the terms and conditions of the Upper Strike Warrant; and	☐	☐
(D) Conditional upon the passing of the ordinary resolutions numbered 4(A) and 4(B), to extend the authority given to the Directors pursuant to ordinary resolution numbered 4(A) to issue shares by adding to the number of shares of the Company which may be allotted and issued by the Directors pursuant to such general mandate of an amount representing the number of shares repurchased under ordinary resolution numbered 4(B).	☐	☐

Dated____________________, 2026	Signature(s) (Note 3)

[3]	This ballot must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be executed under the hand of an officer or attorney duly authorized to sign the same.